B.O.S. BETTER ON-LINE SOLUTIONS LTD.

BOS RECEIVES NASDAQ DELISTING NOTICE

Will continue trading pending appeal decision

                                                           FOR IMMEDIATE RELEASE

TERADYON, ISRAEL - January 2, 2003 - B.O.S. Better On-Line Solutions Ltd. (the "Company") (NASDAQ: BOSC, TASE: BOS) announced today that it has received a Nasdaq Staff Determination indicating that the Company fails to comply with the $1.00 (US) minimum bid price requirement for continued listing on the Nasdaq National Market set forth in Nasdaq Marketplace Rules 4450(a)(5). Accordingly, the Company's ordinary shares are subject to delisting from the Nasdaq National Market.

The Company will be requesting a hearing before the Nasdaq Listing Qualifications Panel to review the Staff Determination. While there can be no assurance that the Panel will grant the Company's request for continued listing, the Company is exploring all possible avenues to preserve the Nasdaq listing.

Pending a final ruling, delisting will be stayed and the Company's ordinary shares will continue to be listed on the Nasdaq National Market.

ABOUT B.O.S.

B.O.S.' activities include the continuing business operations described below:

BOScom, a wholly owned subsidiary, develops, produces and markets value-enhancing communication and networking products for enterprises. The Company's IP Telephony division provides innovative, telephony solutions that leverage a corporation's existing equipment infrastructure. The Company's legacy division offers solutions for IBM mid-range-to-PC and LAN connectivity, and printing solutions that are operating system independent.

Surf Communication Solutions, an affiliated company, develops and supplies software-based access solutions that are integrated into manufacturers' original equipment in the telecommunications, data communications, telephony, and consumer electronics industries.

For further information, please contact Mr. Noam Yellin, at Tel. +972-3-527-4949 nyellin@netvision.net.il.

BOS Websites: www.bosweb.com  and www.boscom.com  .

THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE THE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS, ALL OF WHICH ARE DIFFICULT TO PREDICT AND MANY OF WHICH ARE BEYOND THE CONTROL OF BOS, INCLUDING, BUT NOT LIMITED TO, THOSE RISKS AND UNCERTAINTIES DETAILED IN BOS' PERIODIC REPORTS AND REGISTRATION STATEMENTS FILED WITH THE U.S. SECURITIES EXCHANGE COMMISSION.